SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission File No. 000-27778

A.	Full title and address of the plan, if different from that of the issuer named below:

PTEK HOLDINGS, INC.

401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PTEK HOLDINGS, INC.

3399 Peachtree Road, N.E.

The Lenox Building, Suite 700

Atlanta, Georgia 30326

Page

FINANCIALS

Independent Auditors’ Report	4

Report of Independent Public Accountants	5

Financial Statements

Statements of Net Assets Available for Plan Benefits December 31, 2001 and 2000	6

Statements of Changes in Net Assets Available for Plan Benefits For the year ended December 31, 2001	7

Notes to Financial Statements	8

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001	13

Schedule G, Part III—Nonexempt Transactions For the Year Ended December 31, 2001	14

SIGNATURES	15

EXHIBITS

Exhibit Index	16

REQUIRED INFORMATION

The following financial statements and schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

PTEK Holdings, Inc. 401(k) Plan Financial Statements and Schedules as of December 31, 2002 and 2001, together with the Independent Auditors’ Report and Report of Independent Accountants.

INDEPENDENT AUDITORS’ REPORT

To the Participants and Administrator of the

PTEK Holdings, Inc.

401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits (modified cash basis) of PTEK Holdings, Inc. 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 financial statements were audited by other auditors whose report expressed an unqualified opinion on those statements.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

/s/    SMITH & HOWARD, P.C.

June 11, 2003

Report of Independent Accountants

To the Participants and Administrator of the

PTEK Holdings, Inc. 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits (modified cash basis) and the related statement of changes in net assets available for benefits (modified cash basis) present fairly, in all material respects, the net assets available for benefits of the PTEK Holdings, Inc. 401(k) Plan (“the Plan”) at December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit. The financial statements (modified cash basis) of the Plan as of December 31, 2000 were audited by other independent accountants whose report dated May 7, 2001 expressed an unqualified opinion. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the accumulated plan benefits of the PTEK Holdings, Inc. 401(k) Plan as of December 31, 2001, and the changes in net assets available for benefits and changes in accumulated plan benefits for the year ended December 2001, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of “Schedule of Assets (Held at Year End)” and “Non-exempt Transactions” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia

June 21, 2002

PTEK Holdings, Inc.

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2001	2000
Net assets available for plan benefits, at Fair Value	$23,246,876	$24,828,320

The accompanying notes are an integral part of this schedule.

PTEK Holdings, Inc.

Statements of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2001

Additions to net assets attributed to:
Employer contributions	$1,629,066
Participant contributions	3,611,733
Prior year receivables	123,986
Roll-over contributions	223,086

Total	5,587,871
Investment Income:
Net depreciation in fair value of investments	(1,868,781)
Interest and dividends	48,346

(1,820,435)

Deductions from net assets attributed to:
Net benefit payments	(5,348,880)

Net decrease	(1,581,444)
Net assets available for plan benefits:
Beginning of year	24,828,320

End of year	$23,246,876

The accompanying notes are an integral part of this schedule.

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the PTEK Holdings, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the board of directors of PTEK Holdings, Inc. (the “Company” or the “Employer”). T. Rowe Price Trust Company is the custodian of the Plan.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month following 30 days of employment.

Participant contributions

Participants may elect to contribute, on a pretax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2002 the Internal Revenue Service tax code limit on before tax contributions was $11,000 in the aggregate. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

The following funds were offered by the Plan as of December 31, 2002 and 2001:

•	Janus Fund

•	Pimco Total Return II

•	MFS Capital Opportunities

•	MAS Small-Cap Value

•	Putnam International Growth

•	Personal Strategy-Income

•	Personal Strategy-Growth

•	Personal Strategy-Balanced

•	International Stock Fund

•	PTEK Holdings, Inc. common stock

•	Equity Index 500 Fund

•	Dividend Growth Fund

•	TRP Stable Value Fund

Employer contributions

The Employer may contribute 100% of the participant’s contribution not to exceed 3% of his/her eligible compensation (“Matching Contributions”). Matching Contributions are invested in company stock. However, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company’s board of directors approved a Matching Contribution of $1,260,180 to the Plan for the year ended December 31, 2002 to be contributed in 2003 (Note 2).

Rollovers from other plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this plan.

Participant accounts

Each participant’s account is credited with the participant’s contributions, allocations of the employer matching and his/her share of the Plan’s income (loss). The Plan’s income (loss) is allocated based on the proportion that each participant’s account balance has to the total of all participants’ account balances.

Vesting

Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer matching contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than one	0%
One	33%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the plan year to complete a year of vesting service.

A participant will become fully vested in employer matching, regardless of length of service, in the event of death, total and permanent disability, or attainment of age 65.

Forfeited accounts

During 2002, $127,774 of employer matching contributions were forfeited by terminating employees before those amounts became vested. In accordance with plan provisions, cumulative forfeitures of approximately $219,000 were used to reduce the employer matching contribution to be paid in 2003 (Note 1).

Distribution of benefits

Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made in cash. However, if a portion of the participant’s vested balance is in company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of company stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Loans to participants

Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principle residence. The interest rate is determined by the plan administrator based on prevailing market conditions.

2.	Summary of Significant Accounting Policies

Basis of accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at market value.

Valuation of investments

Investments in publicly traded mutual funds are stated in the accompanying statements of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

The American Institute of Certified Public Accountants Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, requires fair value reporting of investment contracts that are not fully benefit-responsive. The TRP Stable Value Fund is not fully benefit-responsive and is carried at estimated fair value, which approximates contract value.

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net depreciation

Realized gains and losses on sales of investments and changes in unrealized depreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net depreciation in fair value of investments.

Administrative expenses

All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain plan assets, are paid by the Company.

3.	Investments

The fair market values of individual assets that represent 5% or more of the Plans net assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
Janus Fund	$1,512,958	$1,887,716
Equity Index 500 Fund	6,491,367	9,021,882
International Stock Fund	—	1,089,950
Personal Strategy-Growth	1,101,871	1,224,451
TRP Stable Value Fund	4,399,184	3,588,717
PTEK Holdings, Inc.	4,581,329	3,812,647

Net depreciation in fair value of investments for the year ended December 31, 2002 is as follows:

Mutual Funds	$(2,633,426)
Common Stock	764,645

$(1,868,781)

4.	Nonexempt Transactions

For the year ended December 31, 2002, the Company failed to remit certain participant contributions to the Plan within the time permitted by the Department of Labor, thus constituting a lending of such moneys to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in the supplemental schedules. The Company has calculated the interest on the contributions owed to the Plan, which will be allocated to the affected participants’ accounts.

5.	Related Party Transactions

The Plan’s investments include shares of mutual funds managed by T. Rowe Price Investments. T. Rowe Price is the custodian as defined by the Plan and therefore these transactions qualify as party-in-interest transactions.

6.	Tax Status

The Internal Revenue Service has determined and informed the administrator, by a letter dated September 28, 1993, that the standardized regional prototype plan on which the Plan has adopted was designed in accordance with applicable sections of the Internal Revenue Code (“IRC” ) as of that date. The administrator and the Plan’s tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator and the Plan’s tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of plan termination, participants will become fully vested in their account balances.

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2002

Issuer or Borrower	Description of Investment	Market
* T. Rowe Price	Janus Fund	$1,512,958
* T. Rowe Price	TRP Stable Value Fund	4,399,184
* T. Rowe Price	PIMCO Total Return	717,375
* T. Rowe Price	MFS Capital Opportunities	420,840
* T. Rowe Price	Morgan Stanley Small Cap.	680,739
* T. Rowe Price	Putnam International Growth	569,365
* T. Rowe Price	Personal Strategy Income FD	325,413
* T. Rowe Price	Personal Strategy Balances	562,497
* T. Rowe Price	Personal Strategy Growth FD	1,101,871
* T. Rowe Price	International Stock Fund	910,119
* T. Rowe Price	Equity Index 500 Fund	6,491,367
* T. Rowe Price	Dividend Growth Fund	383,237
* PTEK Holdings, Inc.	PTEK Company Stock	4,581,329
* Participants	Participant Loans	590,582

		$23,246,876

*	Party-in-interest, as defined by ERISA.

Schedule G, Part III – Nonexempt Transactions

December 31, 2002

Identity of Party Involved	Relationship to Plan Employer	Description of Transaction	Cost of Asset	Current Value of Asset	Net Gain or (Loss) on Transaction
PTEK Holdings, Inc.	Plan Sponsor	Deemed loan to the Company in form of late deposit dated February 22, 2002 and a maturity date of March 28, 2002.	$44,862	$—	$49
		Deemed loan to the Company in form of late deposit dated April 30, 2002 and a maturity date of June 13, 2002.	$51,344	$—	$138

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PTEK HOLDINGS, INC. 401(K) PLAN

Date:	June 27, 2003	By:	/s/ JOHN E. ELWOOD
		Name:	John E. Elwood
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Smith & Howard, P.C.

99	Statement of Plan Administrator of PTEK Holdings, Inc. 401(k) Plan.